Exhibit 99.1

Alibaba Group Announces Appointment of Eric Jing as

Board Member to Replace Jonathan Lu

Alibaba Group Holding Limited (the “Company” or “Alibaba Group”), today announced that the Alibaba Partnership has appointed Eric Jing to serve as a non-executive director on the Company’s board of directors. Mr. Jing will replace Jonathan Lu, vice chairman, who will retire from the Company and step down from the board of directors.  Mr. Jing’s appointment and Mr. Lu’s retirement will be effective September 1, 2016.

Mr. Jing is the president of Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Financial Services”), the parent company of Alipay.com Co., Ltd. (“Alipay”). Previously, Mr. Jing served in various capacities including chief operating officer of Ant Financial Services, chief financial officer of Alipay, and leadership finance positions with Alibaba Group. Prior to joining Alibaba Group in 2007, Mr. Jing was chief financial officer of Guangzhou Pepsi Cola Beverage Co. Mr. Jing earned an executive M.B.A. degree from the University of Minnesota and a bachelor’s degree in engineering economics from Shanghai Jiao Tong University. He is a Partner in the Alibaba Partnership.

“I want to thank Jonathan for his many years of service to Alibaba. He has played a crucial role in every step of our company’s development, and his dedication and commitment to Alibaba’s core values set an example for all of us,” said Jack Ma, executive chairman of the Company. “We welcome Eric to join our board. He has served in many significant roles within the Alibaba ecosystem over the past decade, and we look forward to having his perspective on our board.”

With Mr. Jing’s appointment and Mr. Lu’s retirement, the Company’s board will remain at 11 members. Mr. Jing will be nominated for election to the Company’s board by its shareholders at the Company’s next annual general meeting.

August 22, 2016